EXHIBIT 99.1

PAPER BALLOT FOR THE SPECIAL BALLOT INITIATIVE

PROPOSAL 1: Conversion Proposal	In favor of the Proposal?
A proposal to approve a corporate transaction, pursuant to which the Company will become a for-profit Arizona corporation (the “post-Conversion corporation”) through a merger with our wholly owned, for-profit, subsidiary, and each membership interest of the Company will be converted into shares of common stock of the post-Conversion corporation (the “Conversion”).	(Yes)	(No)	(Abstain)

PROPOSAL 2: Membership Termination Bylaw Proposal	In favor of the Proposal?
A proposal to approve an amendment to our current bylaws to authorize our board of directors to terminate prior to the date of the Conversion the membership interest of any member, and to terminate prior to the date of the Conversion the membership agreement of any contingently-approved applicant, that does not enter into a new franchise agreement with the Company and have a property open and active on the Best Western reservation system by the dates described in the Information Statement /Prospectus.	(Yes)	(No)	(Abstain)

If Proposal 1 passes, the Articles of Incorporation and Bylaws of the Company will be amended and restated. Accordingly, a vote in favor of the conversion proposal is also your approval of the Amended and Restated Articles of Incorporation and Bylaws of the Company. These amended and restated documents are located in the Plan of Merger at Appendix A of the Information Statement/Prospectus in Exhibits A and B.

For Proposal 1, the conversion proposal, and Proposal 2, the membership termination bylaw proposal, the affirmative vote of the lesser of two-thirds (2/3) of the votes cast or a majority of the voting power shall result in their approval; provided, at least thirty-three and one-third percent (33 1/3%) of all Voting Members meeting the requirements of Article III, Section 4 of the Bylaws vote in favor of the Proposals. Please refer to the “Dear Members” letter and elsewhere in the Information Statement/Prospectus for information relating to the adoption of the Proposals, as the adoption of the Proposals is conditioned as described in the “Dear Members” letter and elsewhere in the Information Statement/Prospectus.